January 13, 2012

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C.  20549

Attention:       Linda Cvrkel
                        Branch Chief

Re:          Morgan’s Foods, Inc.
Form 10-K for the fiscal year ended February 27, 2011
Filed May 31, 2011
                File No. 001-08395

Dear Ms. Cvrkel:

On behalf of Morgan’s Foods, Inc. (the “Company”) this letter responds to the Staff’s comment letter dated December 23, 2011 regarding the Company’s above-referenced Form 10-K (the “2011 10-K”).  The comments you provided are repeated in italics below.  The Company’s responses are provided after the comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10
Liquidity and Capital Resources, page 12
Critical Accounting Policies, page 17

1.
We note from your balance sheet that the balance of goodwill represents approximately 20% of total assets.  In this regard, we believe your discussion of your critical accounting policies should include a discussion of why the evaluation of a potential impairment of goodwill is critical and how any changes in the estimates surrounding this accounting policy may affect your financial statements.  Please revise your critical accounting policies section to provide a more robust discussion regarding the evaluation of potential impairments of goodwill, which addresses the following areas:

•	Types of assumptions underlying the most significant and subjective estimates;
•	Sensitivity of those estimates to deviations of actual results from management’s assumptions; and
•	Circumstances that have resulted in revised assumptions in the past.

Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Response:  We agree that more detail regarding the significance of the goodwill balances to the financial position of the Company and the assumptions and variables involved in the calculation of impairment should be included in Management’s Discussion and Analysis of Financial Condition and Results of Operations.  In future filings, the Company will include in its description of Critical Accounting Policies a section on goodwill describing the methods used for calculating fair value to measure for potential impairments and outlining the significant assumptions and variables used in the calculation of fair values used in the impairment test.  The Company uses trailing twelve months revenues and cash flows as the base for calculating the fair value of its restaurant assets.  The three primary factors used in the calculation of fair value include the multiplier of net cash flow from which is derived the cash flow value of the asset, the rent factor which is the percentage of revenue that would be allowed as rent in a sale/leaseback transaction and the real estate capitalization rate which is applied to the rent to arrive at the real estate value of the property.  The net cash flow values and real estate values are combined to arrive at the fair value of the assets.  The fair values by market are compared to the book asset values and goodwill values combined by market area to test for impairment of goodwill.  At each impairment testing date, the restaurant revenues and net cash flow used in the test are based on the trailing twelve months actual amounts and the cash flow multiplier, rent factor and real estate capitalization rate are set at the levels that would be expected in a market transaction for the sale of the business and/or the sale of the real estate in a sale/leaseback transaction.  The Company uses information from its own sale/leaseback transactions as well as any information available regarding market transactions for properties similar to its own to determine appropriate levels for the valuation factors.  If any location is not expected to be operating long enough in the future for the calculation to be meaningful, estimated salvage value is substituted as the fair value.  The revenue and cash flow amounts are different at each test date as they are actual amounts and the three valuation factors are adjusted as needed to reflect management’s knowledge of the market for its properties. In determining whether the Company has an impairment indicator or triggering event, management reviews at least quarterly deviations of actual results from its net cash flow assumptions and evaluates whether there are other circumstances, such as anticipated store closings, that would revise its original assumptions and estimates.

Quarterly Report on Form 10-Q for the fiscal quarter ended August 14, 2011

Consolidated Statements of Operations, page 2

2.
We note from your statement of operations included in your Annual Report on Form 10-K that sales declined during fiscal 2011.  We also note that during fiscal 2012, you continued to experience declines in revenues during both the quarter and twenty-four weeks ended August 14, 2011 as compared to comparable periods of the prior year.  Given the decline in the company’s sales levels in recent periods and the resultant impact on the company’s income from operations and net loss for the periods, please tell us and revise your critical accounting policies disclosures to indicate whether an updated impairment analysis with respect to the company’s goodwill was performed by the company at August 14, 2011 pursuant to the guidance in ASC 350-20-35-30.  If not, please explain whether the company’s actual results for the twenty-four weeks ended August 14, 2011 are in line with the company’s expectations and with the projections used in the company’s most recently completed impairment analysis.  To the extent an interim impairment analysis was performed, please explain why an impairment charge was not necessary.  Your response should include all relevant assumptions used in preparing this impairment and analysis and should explain in detail why no impairment charge was determined to be necessary with regard to your goodwill.  If no interim impairment analysis was performed, please tell us why.

Response:  The revenue declines during fiscal 2011 were primarily the result of restaurants that were permanently closed and not a decrease in per restaurant revenues.  Since the impairment of goodwill is calculated based on market areas and not individual restaurants, the decline in revenues did not result in an impairment of goodwill in fiscal year 2011.  Additionally, the twelve restaurants that were closed in April 2011 were known to be closing at the time the annual impairment test for the fiscal year ended February 27, 2011 was performed and consequently those cash flows were removed from the fair value calculation as of that date.  As a result, there was no triggering event or indication of potential impairment in the subsequent periods including the period ended August 14, 2011 as the changes in cash flows were as anticipated in the annual impairment test.  Even though there was no triggering event in the period ended August 14, 2011, the company does perform a goodwill impairment monitoring test, which was performed as of that date to monitor any changes in the relationship between net book values and fair values and the monitoring test indicated that there was no indicator of impairment of goodwill.  The Company will include in its future filings a disclosure in its critical accounting policies indicating if an interim impairment test has been performed due to a triggering event during the quarter.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to the Staff’s response to the foregoing.  Please do not hesitate to contact me at 216.359.2102 with any questions or to discuss this letter.

Sincerely,

/s/ Kenneth L. Hignett
Kenneth L. Hignett
Senior vice President, Chief Financial Officer and Secretary